Exhibit A
[MINDRAY LETTERHEAD]

To:	Employees with Eligible Stock Options
From:	[ ]
Subject:	Offer To Exchange Stock Options
Date:	March 10, 2009
IMPORTANT NEWS—PLEASE READ IMMEDIATELY AND TAKE ACTION
BEFORE 11:00 P.M., EASTERN TIME ON MARCH 15, 2009
I am happy to announce that Mindray Medial International Limited (“Mindray”) has approved a stock option exchange program in which you are eligible to participate. This exchange program is an important opportunity for those of you that hold stock options with an exercise price equal to or greater than $24 per share to exchange your existing stock options for replacement stock options.
As you know, recent economic and market conditions have adversely affected the value of Mindray’s American Depository Shares (“ADSs”) that are traded on the New York Stock Exchange (each of which represents one share of Mindray’s Class A ordinary shares. As a result, many of you hold stock options with exercise prices that are significantly higher than the current value of Mindray’s ADSs. This voluntary stock option exchange program permits employees to exchange their stock options for replacement stock options to be granted following the expiration of this exchange program. These replacement stock options will have an exercise price equal to the closing price per ADS on the last trading day on the NSYE immediately preceding the date the replacement options are granted, which we expect will occur on March 16, 2009. In addition, these replacement options will be subject to substantially the same terms and conditions as the eligible options that are tendered in the exchange offer, including the vesting schedule and expiration date.
Because the replacement options will have a lower exercise price than the exercise price of the eligible options they replace, the number of Mindray shares that the replacement options will entitle you to purchase will be less than the number of shares that you had the right to purchase under the eligible stock options that you elect to exchange. The number of shares subject to the replacement options will be based on an exchange ratio established for this exchange program.
This stock option exchange program is completely voluntary. You may keep your existing stock options at their current exercise price or you may tender all of your eligible stock options for cancellation in exchange for replacement options on the terms of the exchange program. If you elect to participate in the exchange program, and you continue to be employed by Mindray or any of its subsidiaries on the date the exchange program expires, you will receive replacement options for a number of shares determined by the applicable exchange ratio as described above.
Stock options eligible for this exchange program are all unexercised stock options granted under Mindray’s Share Incentive Plan that have an exercise price greater than $24 per share (“Eligible Options”). You are eligible to participate in this exchange offer only if you are currently an employee of Mindray or any of its subsidiaries, hold one or more Eligible Options, and continue to be an employee of Mindray or any of its subsidiaries as of the expiration of the exchange program, which we expect will occur on
March 15, 2009.
There are risks associated with this exchange program, and we encourage you to carefully read the attached offer circular entitled “Offer to Exchange Stock Options For New Replacement Options” to fully understand the risks and benefits of this exchange program. Also attached you will find an Election Form and Release Agreement to be completed if you choose to participate in the exchange program.
If you wish to participate, the attached Election Form and Release Agreement must be completed and returned to Maryellen Hoffman, Manager, Human Resources Datascope Patient Monitoring, by mail, email, fax or hand delivery to the address, email address or fax number set forth in the enclosed Offer Circular and Election Form, so that it is received prior to the expiration of the exchange program (which we expect will occur at 11:00 p.m., Eastern Time, on March 15, 2009). We will not accept any Election Forms after this time.
Your individual stock option information, including all of your stock option grants to date and the status of each stock option, is set forth in the enclosed Individual Option Statement.
We hope that this exchange program will give our employees with underwater stock options the benefit of receiving replacement stock options that may have a greater potential to increase in value and provide them with a greater reward for their ongoing commitment to the success of Mindray.

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